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                                                                 EXHIBIT (e)(11)

RAINFOREST CAFE ENCOURAGES SHAREHOLDERS TO TENDER SHARES

MINNEAPOLIS--(BUSINESS WIRE)--Oct. 20, 2000--Rainforest Cafe, Inc. (Nasdaq:
RAIN) today responded to repeated requests by the State of Wisconsin Investment Board (SWIB) for an amendment to Rainforest Cafe's Shareholder Rights Plan. SWIB made the request in response to a cash tender offer made by Landry's Seafood Restaurants, Inc. on September 29 to acquire Rainforest Cafe, Inc. at the rate of $3.25 per share.

Rainforest Cafe, Inc.'s chairman and CEO, Lyle Berman, said, "SWIB is not being straight with our shareholders. We have continuously assured SWIB and the general public that there is nothing in the Shareholder Rights Plan that prohibits them from talking to other shareholders about putting together a better offer. We have continuously stated that we would be happy to entertain any legitimate offers made for the company. SWIB is trying to convince our shareholders that somehow it is our Shareholder Rights Plan that is preventing them or others from making a better offer. That is simply not true. There is no prohibition in the Plan that restricts shareholder's abilities to communicate or to make competing offers. We warn our shareholders not to be fooled again by SWIB's continuing rhetoric. Remember that SWIB opposed our last deal with Landry's, claiming our stock was worth in excess of $9 a share. After that deal was terminated, our stock fell to $2 a share. We would hate to see that kind of result again."

Mr. Berman continued, "While we did receive an inquiry letter from Central Florida Investments, Inc., they were unwilling to sign a standard
Confidentiality Agreement and as far as we know have not commenced any due diligence."

Mr. Berman also commented, "Our board is committed to exploring all options to maximize shareholder value. We would be delighted to be presented with a better offer than the one on the table from Landry's. It has been three weeks since the Landry's deal was announced and we have not received a single competing bid. As such, we will be moving forward with the Landry's deal, which we expect to close on Friday, October 27. We encourage our shareholders to tender their shares to receive the offered $3.25 per share."

Rainforest Cafe, Inc. develops, owns, and operates combination restaurant/retail facilities offering a stimulating and entertaining rain forest theme, providing visitors with "A Wild Place to Shop and Eat(R)." There are currently 39 Rainforest Cafe(R)units open including 28 domestic locations and 11 international units. Rainforest Cafe, Inc. common shares are traded on the NASDAQ National Market under the symbol RAIN.



     Contact:
     Rainforest Cafe, Minneapolis
     Connie Carrino, Director of Corporate Communications
     952-920-2111 (CST-10/20 until 6pm only)
     952-945-5400 (CST-business hours)
     www.rainforestcafe.com



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